Exhibit 99.1

Haoxi Health Technology Limited Enters into Rebate Agreement with Clients on Advertising Placement Campaign

BEIJING, May 07, 2024 (GLOBE NEWSWIRE) -- Haoxi Health Technology Limited (the “Company” or “HAO”), an online marketing solution provider headquartered in Beijing, China, today announced that Beijing Haoxi Digital Technology Co., Ltd. (“Haoxi Beijing”), a wholly-owned subsidiary of the Company, entered into a bidding data promotion rebate agreement (the “Rebate Agreement”) on April 29, 2024 with Jinan Yanling Biotechnology Co., Ltd. (“Yanling”) and its subsidiaries and affiliated companies (together, the “Clients”).

Pursuant to the Rebate Agreement, Haoxi Beijing has agreed to provide comprehensive advertising and promotion services to the Clients, which operate in biomedical drug development, health technologies and other healthcare-related industries. The Rebate Agreement sets up a rebate system whereby the Clients receive a rebate based on factors such as bidding data, industry relevance, delivery and business models, and adherence to the Rebate Agreement’s requirements and thresholds. The Rebate Agreement also sets a targeted advertising placement spend of no less than RMB50 million (approximately $7 million) within the term of the Rebate Agreement for the Clients.

Haoxi Beijing will utilize the advertising platform resources under the umbrella of ByteDance, a technology conglomerate globally, including Jinri Toutiao (Today’s Headlines), Douyin, and Xigua Video. With its global appeal and extensive user base, ByteDance’s platforms have become hotspots for short-video content, making them ideal platforms for e-commerce businesses to showcase their offerings. By capitalizing on ByteDance’s platforms, Haoxi Beijing aims to help Yanling and its affiliated companies gain heightened exposure, elevate their brand image, and expand their market reach.

The mutually beneficial rebate arrangement between Haoxi Beijing and the Clients allows them to enjoy a proportionate rebate on their actual advertising expenditures across different platforms. The accumulated rebate amount can then be reinvested to further enhance future advertising campaigns, enabling the Clients to access additional promotional resources and seize greater opportunities for growth.

Mr. Zhen Fan, CEO and Chairman of the Company, commented: “HAO is thrilled about this partnership with Yanling and its subsidiaries and affiliated companies. By aligning with ByteDance’s advertising platforms, HAO is poised to deliver highly efficient and precisely targeted advertising and promotion services to these enterprises.

“The signing of this Rebate Agreement signifies another milestone in HAO’s continuous growth and business development within the advertising and online marketing industry. We anticipate a mutually rewarding partnership that will generate shared value and contribute to the advancement of our respective business endeavors.”

About Haoxi Health Technology Limited

Haoxi Health Technology Limited is a Beijing-headquartered online marketing solution provider in China, specializing in serving healthcare industry advertiser clients. The Company’s growth is driven by the rise of news feed ads and the rapid development of the healthcare sector. The Company offers one-stop online marketing solutions, especially in online short video marketing, helping advertisers acquire and retain customers on popular platforms in China, such as Toutiao, Douyin, WeChat, and Sina Weibo. It is dedicated to reducing costs, increasing efficiency, and providing easy online marketing solutions to advertisers. For more information, please visit: http://ir.haoximedia.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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